UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50232 / August 24, 2004

Admin. Proc. File No. 3-11512

In the Matter of Cybergate, Inc., Cyber Tennis, Inc., Cyberwholesale, Inc., Cathayone, Inc., Elocity Networks, Inc., Golden Opportunity Development Corp., J. A. B. Int'l, Inc., Maxx Int'l, Inc., Oasis Resorts Int'l, Inc., Rollerball Int'l, Inc., U.S. Homes & Properties, Inc., Wichita Development Corp., Youthline USA, Inc., and ATC II, Inc., Respondents.	ORDER MAKING FINDINGS AND REVOKING REGISTRATION BY DEFAULT AGAINST ATC II, INC.

The Securities and Exchange Commission (Commission) initiated this proceeding on June 8, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On August 5, 2004, I held a telephonic prehearing conference, with the Division of Enforcement (Division) and representatives of all remaining Respondents, except ATC II, Inc. (ATC II), participating. At that time, the Division made a motion to default ATC II, based on its failure to appear at the prehearing conference.

On August 6, 2004, I issued an order requiring ATC II to show cause on or by August 16, 2004, why it should not be held in default and why the registration of its securities should not be revoked. As of today, ATC II has failed to show such cause.

ATC II is in default for failing to appear at a prehearing conference of which it had been notified. *See* 17 C.F.R. § 201.155(a)(1). Pursuant to Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations in the Order Instituting Proceedings to be true only as to ATC II:

ATC II (CIK No. 865286) is a Delaware corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(b) on March 15, 1991. Richard D. Surber's office address is ATC II's EDGAR contact address. ATC II is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending December 30, 1996, and it has had a void status with the Delaware Secretary of State since March 1, 2004. The company's last Form 10-QSB, filed on February 19, 1997, for the period ending December 30, 1996, reported that it had no revenue from operations in its last two fiscal years. ATC II's stock (symbol "ATCA") is quoted on the Pink Sheets.

ATC II is more than one year delinquent in its periodic filings. In addition, ATC II has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Exchange Act Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, ATC II failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the foregoing, I find that it is necessary and appropriate for the protection of investors to revoke the registration of the ATC II's securities.

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the securities of ATC II, Inc., is hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge